UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Peerless Systems Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

705536100
(CUSIP Number)

Gregory Bylinsky
Bandera Partners LLC
50 Broad Street, Suite 1820
New York, New York 10004
Tel No. (212) 232-4582

With copies to:
Robert E. Holton, Esq.
Arnold & Porter LLP
399 Park Avenue
New York, New York 10022
Tel No. (212) 715-1137
 (Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

                    February 1, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 705536100

1.	Names of Reporting Persons

Bandera Partners LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of	7.	Sole Voting Power	3,599,320
Shares Bene-
ficially Owned	8.	Shared Voting Power	0
By Each
Reporting	9.	Sole Dispositive Power	3,599,320
Person With
	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
3,599,320

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.5%

14.	Type of Reporting Person (See Instructions) OO

Page 2 of 15 Pages

SCHEDULE 13D
CUSIP No. 705536100

1.	Names of Reporting Persons

Gregory Bylinsky

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of	7.	Sole Voting Power	0
Shares Bene-
ficially Owned	8.	Shared Voting Power	3,599,320
By Each
Reporting	9.	Sole Dispositive Power	0
Person With
	10.	Shared Dispositive Power	3,599,320

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
3,599,320

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.5%

14.	Type of Reporting Person (See Instructions) IN

Page 3 of 15 Pages

SCHEDULE 13D
CUSIP No. 705536100

1.	Names of Reporting Persons

Jefferson Gramm

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of	7.	Sole Voting Power	0
Shares Bene-
ficially Owned	8.	Shared Voting Power	3,599,320
By Each
Reporting	9.	Sole Dispositive Power	0
Person With
	10.	Shared Dispositive Power	3,599,320

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
3,599,320

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.5%

14.	Type of Reporting Person (See Instructions) IN

Page 4 of 15 Pages

SCHEDULE 13D
CUSIP No. 705536100

1.	Names of Reporting Persons

Andrew Shpiz

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of	7.	Sole Voting Power	0
Shares Bene-
ficially Owned	8.	Shared Voting Power	3,599,320
By Each
Reporting	9.	Sole Dispositive Power	0
Person With
	10.	Shared Dispositive Power	3,599,320

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
3,599,320

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.5%

14.	Type of Reporting Person (See Instructions) IN

Page 5 of 15 Pages

Item 1.  Security and Issuer

This statement on Schedule 13D (this “Schedule”) relates to the common stock (the “Common Stock”) of Peerless Systems Corporation (the “Company”).

The principal executive offices of the Company are located at 2361 Rosecrans Avenue, El Segundo, California 90245.

Item 2.  Identity and Background

(a)           This Schedule is being filed jointly by the following reporting persons (hereinafter sometimes collectively referred to as the “Reporting Persons”) pursuant to an Agreement of Joint Filing attached as Exhibit 1 to this Schedule:

(i)           Bandera Partners LLC, a Delaware limited liability company (“Bandera Partners”);

(ii)          Gregory Bylinsky;

(iii)         Jefferson Gramm; and

(iv)         Andrew Shpiz.

Bandera Partners, Mr. Bylinsky, Mr. Gramm and Mr. Shpiz are filing this Schedule with respect to 3,599,320 shares of Common Stock (the “Master Fund’s Shares”) directly owned by Bandera Master Fund L.P., a Cayman Islands exempted limited partnership (“Bandera Master Fund”).

(b)           The principal business address of each of Bandera Partners, Mr. Bylinsky, Mr. Gramm and Mr. Shpiz is:

50 Broad Street, Suite 1820
New York, New York 10004

(c)           Bandera Partners is the investment manager of Bandera Master Fund and may be deemed to have beneficial ownership over the Master Fund’s Shares by virtue of the sole and exclusive authority granted to Bandera Partners by Bandera Master Fund to vote and dispose of the Master Fund’s Shares.

Mr. Bylinsky, Mr. Gramm and Mr. Shpiz are Managing Partners, Managing Directors and Portfolio Managers of Bandera Partners.  Mr. Bylinsky and Mr. Gramm also serve as directors of the Company as nominees of Bandera Master Fund.  Mr. Shpiz joined Bandera Partners as a Managing Partner, Managing Director and Portfolio Manager effective on February 1, 2010.

Page 6 of 15 Pages

(d)-(e)   None of the Reporting Persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The place of organization or citizenship of each of the Reporting Persons is as follows:

Name of Reporting Person	Place of Organization/Citizenship
Bandera Partners LLC	Delaware
Gregory Bylinsky	United States
Jefferson Gramm	United States
Andrew Shpiz	United States

Item 3.  Source and Amount of Funds or Other Consideration

The aggregate amount of funds used to purchase the securities of the Company described in Item 5 was $6,679,251.49.  The source of the funds used by the Reporting Persons for the purchase of the securities of the Company described in Item 5 was the working capital of Bandera Master Fund.  Working capital was provided by capital contributions of partners and internally generated funds.

Item 4.  Purpose of Transaction

Bandera Partners, Bandera Master Fund, Bandera Partners Management LLC,  Gregory Bylinsky and Jefferson Gramm (collectively with their respective affiliates, the “Bandera Group”) entered into a Nomination Agreement, dated May 14, 2009 (the “Agreement”), with the Company.

Pursuant to the Agreement, the Company agreed to nominate Messrs. Bylinsky and Gramm (the “Bandera Directors”) for election to its Board of Directors (the “Board”) at the 2009 annual meeting of stockholders (the “2009 Annual Meeting”), to serve until the 2010 annual meeting of stockholders.  Messrs. Bylinsky and Gramm were elected to the Board at the 2009 Annual Meeting, and, pursuant to the Agreement, one of the Bandera Directors serves on each of the Board’s nominating and corporate governance and strategic committees.  If the Bandera Group’s beneficial ownership of the Company’s voting securities falls below sixteen percent (16%) of the then outstanding voting securities, one of the Bandera Directors must offer his resignation.  If the Bandera Group’s beneficial ownership of the Company’s voting securities falls below (i) ten percent (10%) of the then outstanding voting securities or (ii) seventy-five percent (75%) of the aggregate number of shares of Common Stock reported as beneficially owned by Bandera Partners on its Schedule 13D filed with the Securities and Exchange Commission on May 5, 2009, both of the Bandera Directors must offer their resignations.

While any Bandera Director remains on the Board, the Bandera Group must vote its securities of the Company in the manner recommended by a majority of the Board.

Page 7 of 15 Pages

 During the term of the Agreement, the Bandera Group may not engage in certain actions with respect to the Company without the prior written consent of the Company, including, but not limited to, acquiring additional voting securities, soliciting proxies, forming a “group” with other stockholders, depositing its securities in a voting trust and calling any stockholder meeting.  In a letter agreement between the Company and the Bandera Group, the Company confirmed that the grant or payment by the Company, the receipt by any Bandera Director, or the exercise by any Bandera Director (whether for his own benefit or for the benefit of Bandera Master Fund) of any equity compensation in accordance with the applicable incentive award plan and policies of the Company shall not constitute a breach or violation of the Agreement.

The Agreement terminates on November 11, 2010 unless earlier terminated in accordance with its terms.

The Agreement was negotiated in response to a letter submitted on behalf of the Bandera Group notifying the Company that Bandera Master Fund intended to nominate three persons for election at the 2009 Annual Meeting.  Such nominations were withdrawn by the Bandera Group pursuant to the Agreement.

The foregoing is only a summary of the Agreement and is qualified in its entirety by the full Agreement, which is Exhibit 2 to this Schedule and is incorporated by reference into this Item 4 as if set out herein in full.

On June 5, 2009, in connection with their election as directors of the Company, Mr. Bylinsky and Mr. Gramm each received options (the “Options”) to acquire 30,000 shares of Common Stock from the Company as compensation for their services as directors, pursuant to the Company’s 2005 Incentive Award Plan.  Mr. Bylinsky and Mr. Gramm hold the Options as nominees, and for the benefit, of Bandera Master Fund.  Twenty-five percent (25%) of the shares subject to the Options shall vest and become exercisable on June 5, 2010 (the completion of one year of service measured from the grant date).  The balance of the shares subject to the Options shall vest and become exercisable in a series of successive equal monthly installments upon completion of each additional month of service as a Board member over a thirty-six (36) month period measured from the first anniversary of the grant date.  The foregoing is only a summary of the terms of the Options and is qualified in its entirety by the description of “Initial Options” in the Company’s 2005 Incentive Award Plan, a copy of which was filed by the Company with the Securities and Exchange Commission as Appendix A to its Definitive Proxy Statement on May 16, 2005.

The Bandera Group may in the future seek continued representation on the Board of the Company.  In the process of seeking such representation, the Bandera Group may hold discussions or otherwise communicate with the Company’s management and Board and other representatives of the Company.

Subject to the restrictions under the Agreement, from time to time, one or more members of the Bandera Group may also hold discussions or otherwise communicate with any of the parties referenced above to discuss other matters that may include one or more of the other actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Page 8 of 15 Pages

Subject to the restrictions under the Agreement, the Bandera Group may purchase from time to time in open market or privately negotiated transactions additional securities of the Company, or options or derivatives related thereto.  The Bandera Group may determine to dispose of all or a portion of its shares of Common Stock of the Company at any time.

Item 5.  Interest in Securities of the Issuer

(a)           (i)                 Bandera Partners may, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), be deemed to be the beneficial owner of 3,599,320 shares of Common Stock directly owned by Bandera Master Fund, which constitute approximately 22.5% of the issued and outstanding shares of Common Stock.  As Managing Partners, Managing Directors and Portfolio Managers of Bandera Partners, Mr. Bylinsky, Mr. Gramm and Mr. Shpiz may be deemed to be the beneficial owners of the shares of Common Stock beneficially owned by Bandera Partners.

(ii)                Mr. Bylinsky may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the beneficial owner of 3,599,320 shares of Common Stock directly owned by Bandera Master Fund, which constitute approximately 22.5% of the issued and outstanding shares of Common Stock.

(iii)               Mr. Gramm may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the beneficial owner of 3,599,320 shares of Common Stock directly owned by Bandera Master Fund, which constitute approximately 22.5% of the issued and outstanding shares of Common Stock.

(iv)               Mr. Shpiz may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the beneficial owner of 3,599,320 shares of Common Stock directly owned by Bandera Master Fund, which constitute approximately 22.5% of the issued and outstanding shares of Common Stock.

The number of shares of Common Stock beneficially owned and the percentage of outstanding shares of Common Stock represented thereby, for each person named above, have been computed in accordance with Rule 13d-3 under the Exchange Act. The percentages of ownership described above for Bandera Partners, Mr. Bylinsky, Mr. Gramm and Mr. Shpiz are based on 16,018,914 shares of Common Stock issued and outstanding as of December 7, 2009, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 11, 2009.

(b)           (i)                 Bandera Partners may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 3,599,320 shares of Common Stock directly owned by Bandera Master Fund.

(ii)                As a Managing Partner, Managing Director and Portfolio Manager of Bandera Partners, Mr. Bylinsky may be deemed to have the shared power to dispose of, direct the disposition of, vote or direct the vote of 3,599,320 shares of Common Stock directly owned by Bandera Master Fund.

Page 9 of 15 Pages

(iii)               As a Managing Partner, Managing Director and Portfolio Manager of Bandera Partners, Mr. Gramm may be deemed to have the shared power to dispose of, direct the disposition of, vote or direct the vote of 3,599,320 shares of Common Stock directly owned by Bandera Master Fund.

(iv)               As a Managing Partner, Managing Director and Portfolio Manager of Bandera Partners, Mr. Shpiz may be deemed to have the shared power to dispose of, direct the disposition of, vote or direct the vote of 3,599,320 shares of Common Stock directly owned by Bandera Master Fund.

(c)           No transactions with respect to shares of Common Stock were effected during the past sixty (60) days by the Reporting Persons.

(d)           The right to receive dividends from, or the proceeds from the sale of, the Master Fund’s Shares is held by Bandera Master Fund, a private investment fund for which Bandera Partners serves as investment manager. Bandera Partners, Mr. Bylinsky, Mr. Gramm and Mr. Shpiz disclaim beneficial ownership of the Master Fund’s Shares reported in this Schedule pursuant to Rule 13d-4 under the Exchange Act.

Except as set forth in this Item 5(d), to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock deemed to be beneficially owned by the Reporting Persons.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided in response to Items 2(c), 4 and 5(d) above is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

The exhibits listed on the Index of Exhibits of this Schedule are filed herewith.

Page 10 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated: February 8, 2010

BANDERA PARTNERS LLC

By:	/s/ Gregory Bylinsky
Gregory Bylinsky
Managing Director

Page 11 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to me is true, complete and correct.

Dated: February 8, 2010

By:	/s/ Gregory Bylinsky
Gregory Bylinsky

Page 12 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to me is true, complete and correct.

Dated: February 8, 2010

By:	/s/ Jefferson Gramm
Jefferson Gramm

Page 13 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to me is true, complete and correct.

Dated: February 8, 2010

By:	/s/ Andrew Shpiz
Andrew Shpiz

Page 14 of 15 Pages

INDEX OF EXHIBITS

Exhibit No.	Description

1	Agreement of Joint Filing, dated February 8, 2010, among Bandera Partners LLC, Gregory Bylinsky, Jefferson Gramm and Andrew Shpiz.
2
Nomination Agreement, dated May 14, 2009, among Bandera Partners LLC, Bandera Master Fund L.P., Bandera Partners Management LLC,  Gregory Bylinsky, Jefferson Gramm and Peerless Systems Corporation (previously filed as Exhibit 1 to the Reporting Persons’ Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on May 15, 2009).

Page 15 of 15 Pages

EXHIBIT 1
AGREEMENT OF JOINT FILING
PEERLESS SYSTEMS CORPORATION
COMMON STOCK

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of them of a Statement on Schedule 13D and any and all amendments thereto, with respect to the above referenced securities and that this Agreement be included as an Exhibit to such filing.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 8th day of February, 2010.

BANDERA PARTNERS LLC

By:	/s/ Gregory Bylinsky
Gregory Bylinsky
Managing Director

/s/ Gregory Bylinsky
Gregory Bylinsky

/s/ Jefferson Gramm
Jefferson Gramm

/s/ Andrew Shpiz
Andrew Shpiz